                                                                       Exhibit 1

                      [LETTERHEAD OF NCS HEALTHCARE, INC.]

August 20, 2002

Dear NCS HealthCare, Inc. Stockholder:

     In the last few weeks there have been several major developments concerning NCS HealthCare, Inc. ("NCS" or the "Company"). On July 28, 2002, NCS entered into a merger agreement with Genesis Health Ventures, Inc. ("Genesis") pursuant to which each issued and outstanding share of the Company's Class A and Class B common stock will be converted into .1 shares of Genesis common stock. In addition, upon completion of the merger, Genesis has agreed to discharge the entire $206 million principal amount of outstanding indebtedness under the Company's senior credit facility, redeem the full $102 million principal amount of outstanding NCS 5 3/4% convertible subordinated debentures due 2004 at their face value, plus accrued and unpaid interest and redemption premium, and provide for the payment of our other indebtedness. Based on the $15.90 per share closing price of Genesis common stock on August 19, 2002, the last trading day prior to the date of this letter, the consideration to be received by NCS stockholders in the merger had a value of $1.59 per share. The Genesis merger is subject to regulatory approvals and other customary conditions, including the approval of the holders of a majority of the voting power of the Company's outstanding Class A and B shares.

     As part of the agreement with Genesis, the undersigned and the President and Chief Executive Officer of NCS, Kevin B. Shaw, who collectively hold an aggregate of approximately 65% of the combined voting power of the outstanding Class A and Class B shares, have agreed to vote their shares in favor of the Genesis merger and against any competing proposal. We believe that the Genesis transaction represents an excellent opportunity for the Company's stakeholders, particularly in light of the difficult conditions faced by the Company in recent times.

     On August 8, 2002, Omnicare, Inc. ("Omnicare"), through its wholly owned subsidiary, NCS Acquisition Corp., commenced an unsolicited tender offer for all outstanding NCS Class A and Class B common shares at a price of $3.50 per share in cash. As described in greater detail in the attached Solicitation/Recommendation Statement on Schedule 14D-9, the independent committee and the NCS board have concluded that the Omnicare offer is not in the best interests of NCS stakeholders for the following reasons, among others:

     - THE OMNICARE OFFER IS HIGHLY CONDITIONAL. The Omnicare offer is subject to numerous conditions, many of which cannot be satisfied in light of our contractual arrangements with Genesis.

     - THE OMNICARE OFFER IS ILLUSORY. In view of the numerous conditions to the Omnicare offer, many of which are vague or cannot be satisfied, and the fact that Omnicare reserves the right to determine, in its sole discretion, whether these conditions have been satisfied, the independent committee and the board believe that the Omnicare offer is illusory and may be intended primarily to disrupt the Company's merger with Genesis.

     - THE GENESIS MERGER IS MORE CERTAIN. Given the tenor and results of Omnicare's previous discussions with the Company, the independent committee and the board believe that there is a much higher certainty of consummating the Genesis transaction (which provides for a full recovery for the Company's creditors and provides significant value to NCS equity holders), thereby increasing the likelihood that value will be delivered to NCS stakeholders.

     - NO BINDING COMMITMENT TO DEBT HOLDERS. The Omnicare offer, in contrast to the Genesis merger, does not contain a binding commitment from Omnicare to provide a full recovery to the creditors of NCS, to whom the independent committee and the board owe fiduciary duties.

     - NO PARTICIPATION IN LONG-TERM APPRECIATION. The Omnicare offer does not provide NCS stockholders with the opportunity to participate in any long-term appreciation in the value of Omnicare.

     ACCORDINGLY, FOR THE FOREGOING REASONS AND THE OTHER REASONS SET FORTH IN THE ATTACHED STATEMENT, THE INDEPENDENT COMMITTEE AND THE BOARD RECOMMEND THAT HOLDERS OF NCS COMMON SHARES REJECT THE OMNICARE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OMNICARE OFFER.

     Under the terms of the Genesis merger agreement, we are not permitted to engage in discussions with Omnicare unless the board of directors concludes in good faith, after consultation with the Company's legal and financial advisors and after taking into account all relevant terms and conditions of the offer, that the Omnicare offer is, or is likely to result in, a "superior proposal" within the meaning of the Genesis merger agreement. The board of directors and a committee of the board comprised of independent directors have evaluated the Omnicare offer and, at this time, for the reasons stated above and the other reasons set forth in the attached statement, we are unable to conclude that the Omnicare offer constitutes a superior proposal within the meaning of the Genesis merger agreement.

     I can assure you that the independent committee and the board are acutely aware of their fiduciary duties. The independent committee and the board have acted at all times in the best interests of all of the Company's stakeholders and will continue to do so. We, of course, will keep you advised of significant further developments.

                                          Very truly yours,

                                          /s/ Jon H. Outcalt
                                          Jon H. Outcalt
                                          Chairman

                                        2